UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 0-17551

DYNAMIC OIL & GAS, INC.
(Translation of registrant’s name into English)

Airport Executive Park
Suite 205 - 10711 Cambie Road
Richmond, British Columbia
Canada V6X 3G5
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                       Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

Exhibits

99.1	Quarterly Report for the Period ended March 31, 2004
99.2	Form 52-109FT2 - Certification of CFO
99.3	Form 52-109FT2 - Certification of CEO
99.4	Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc.

Date: May 17, 2004	By:	/s/ Mike Bardell

Mike Bardell
Chief Financial Officer
Corporate Secretary